Exhibit 99.E

RECENT DEVELOPMENTS

The information contained in this section supplements the information about Chile corresponding to the headings below that is contained in Exhibit 99.D to the Annual Report. To the extent the information in this section differs from the information contained in the Annual Report, you should rely on the information in this section. Capitalized terms not defined in this section have the meanings ascribed to them in the Annual Report.

REPUBLIC OF CHILE

Social Developments

The Outbreak of COVID-19

On May 16, 2020, Congress enacted legislation establishing the Ingreso Familiar de Emergencia (Emergency Family Income program, or the “IFE”), aimed at protecting families receiving an informal or formal income below a certain threshold and households with members over 65 years old that are beneficiaries of elderly pensions or members that are beneficiaries of disability pensions. The amount of the aid to be provided by the IFE ranges from Ps.100,000 to Ps.759,000 per month depending on the size of the family. On September 27, 2020, the government announced that monthly payments will be increased to up to six payments per family.

On May 18, 2020, the government announced the Alimentos para Chile (Food for Chile) program, aimed at providing baskets of food and hygiene products to vulnerable and middle class families in quarantine and unable to work. The government intends to apply US$100 million to this program.

On May 29, 2020, the Chilean Central Bank informed that the International Monetary Fund (the “IMF”) had granted a US$23.93 billion flexible line of credit, which will be available for a 24-month period, thereby allowing the Central Bank to increase its access to foreign currency by 60%. This flexible line of credit is intended to be used in the case of severe external shocks, such as a potential aggravation of the effects generated by the COVID-19 pandemic, and is not subject to conditionality.

On June 14, 2020, the government announced that it had reached agreement with various political parties to implement a framework for the Plan de Emergencia por la Protección de los ingresos de las Familias y la Reactivación Económica y del Empleo (Emergency Plan for the Protection of Family Income and Economic and Employment Reactivation). Among other things, this program:

•

contemplates the creation of an extraordinary fund of up to US$12 billion to cover the government’s COVID-19 related expenses during a period of up to 24 months, to be funded by the Chilean Treasury, including with the proceeds of debt issuances;

•

provides further protection to families’ and workers’ income by (i) expanding the IFE to additional beneficiaries, (ii) making available an aggregate of US$120 million to municipalities to distribute among the most vulnerable residents; (iii) creating a US$20 million fund to support civil society organizations, (iv) creating a Ps.400 billion fund to strenghten health care, reduce COVID-19 exposure, and increase testing and contact tracing; (v) increasing employment protection by (A) guaranteeing a salary equal to 55% of the salary prior to the COVID-19 outbreak for those employees that, due to the COVID-19 emergency, must stay at home and are unable to work remotely, or have experienced wage reductions or a reduction in working hours and (B) facilitating access to the Unemployment Insurance Fund; and (vi) increasing support to independent workers; and

•

promotes the reactivation of the economy through programs that foster investments and employment, such as (i) employment subsidies, in particular, to foster employment of women and youth; (ii) establishing an economic reactivation plan for 2020 and 2021, focusing on public investment in green public infrastructure and housing; (iii) providing temporary tax incentives (see “Taxation—Recent Tax

Reforms”); (iv) creating employee training funds particularly targeted at workers most affected by the COVID-19 outbreak; (v) increasing support to small- and medium-sized enterprises (“SMEs”) by expanding access to state guarantees through the Fondo de Garantía para Pequeños Empresarios (Small Enterprise Guarantees Fund or “FOGAPE”), launching additional support programs and increasing flexibility to comply with administrative and reorganization requirements; and (vi) facilitating access to credit by providing partial state guarantees to large companies not covered by FOGAPE. Between April and October 2020, FOGAPE guaranteed commercial loans in a total aggregate amount equivalent to US$3.6 billion to enterprises with annual sales of up to UF25,000, US$3.0 billion to enterprises with annual sales ranging from UF25,000 to UF100,000, US$3.9 billion to enterprises with annual sales ranging from UF100,000 to UF600,000 and US$1.1 billion to enterprises with annual sales exceeding UF600,000. Between March and September 2020, total commercial loans in Chile increased by 2.0% when taking into account FOGAPE-guaranteed loans, compared to a 5.3% decrease when excluding such loans.

On June 24, 2020, the Chilean Central Bank announced that the New York Federal Reserve had accepted its registration in the Temporary Foreign and International Monetary Authorities REPO Facility. This facility will provide the Chilean Central Bank greater flexibility to conduct foreign exchange swap operations, a mechanism through which U.S. dollars are made available to local banks on a weekly basis. In addition, on July 24, 2020, the Chilean Central Bank announced that it had successfully concluded conversations with the Central Bank of China to increase the amount of credit included in the Bilateral Agreement on Renminbi/Peso Currency Swap, which was signed in May 2015 and renewed in 2018 for a period of three years. As a result, the principal amount of available credit was increased from RMB22,000 million to RMB50,000 million (approximately US$7.1 billion).

On July 23, 2020, Congress enacted Law No. 21,248, allowing account holders to exceptionally withdraw in advance up to 10% of their savings deposited in their private pension fund accounts for up to a maximum of unidades de fomento (“UF”) 150, within a one-year period, in order to mitigate the impact of the COVID-19 pandemic. As a result of the withdrawals permitted by such legislation, the aggregate financial assets held by pension funds as of September 30, 2020 totaled approximately US$192.4 billion, compared to US$214.5 billion as of December 31, 2019. In addition, on November 10, 2020, the Chamber of Deputies (Cámara de Diputados) approved a bill providing for withdrawals in advance of up to an additional 10% of account holders’ savings deposited in private pension fund accounts. As of the date of this amendment to the Annual Report, the Senate was discussing the bill approved by the Chamber of Deputies.

On July 31, 2020, Congress enacted Law No. 21,252, which provided for an exceptional Ps.500,000 non-refundable bonus to be paid by the government to public and private sector employees who experienced a decrease of at least 30% in their income as a result of the COVID-19 outbreak.

On August 20 and September 8, 2020, Congress enacted Law No. 21,253 and Law No. 21,265, allowing the Chilean Central Bank, upon approval by a qualified majority of its Board, to buy and sell debt instruments issued by the Chiliean Treasury in the secondary market under exceptional and transitory circumstances only, to prevent financial volatility (but not to finance the government).

On September 2, 2020, Congress enacted Law No. 21,256, providing for various temporary tax measures within the Emergency Plan for the Protection of Family Income and Economic and Employment Reactivation. See “Taxation—Recent Tax Reforms.”

On September 4, 2020, Congress enacted Law No. 21,263, relaxing certain restrictions on the requirements to draw from the Unemployment Insurance Fund, increasing the benefits granted by such fund, and allowing the Ministry of Finance to extend the provisions of the Ley de Protección del Empleo (Employment Protection Law). See “Recent Developments—Republic of Chile—Social Developments—The Outbreak of COVID-19” in the Annual Report.

As of the date of this amendment to the Annual Report, the government maintains a “step-by-step” gradual lockdown relief program, that includes five stages ranging from quarantine to advance re-opening, based on a formula that combines factors such as new cases per capita in a given area, size of the elderly and vulnerable population and access to medical care, among others. Depending on the results of these health and safety guidelines and criteria, the government may allow each district or region to gradually advance to the full re-opening stage. Where considered necessary, the government has the authority to reverse these decisions and re-impose lockdowns or quarantine in the relevant regions. As of October 31, 2020, 14% of the population was subject to restricted mobility under this program and the stringency index (a composite measure based on nine response indicators including school closures, workplace closures, and travel bans) stood at 76, compared to 52% of the population and stringency index of 87 as of July 31, 2020.

Since the outbreak of COVID-19 in March 2020, fiscal policy announcements made by the government in coordination with the Chilean Central Bank and the Comisión para el Mercado Financiero (Commission for the Financial Market, or the “CMF”) imply the mobilization of approximately US$25.8 billion in the aggregate (10.6% of June 30, 2020 annualized GDP) during 2020 and 2021. As of the date of this amendment to the Annual Report, the government had implemented several of these policy initiatives, including the following measures to support Chilean households:

•	cash transfers for a total aggregate amount of US$167 million distributed among 1.6 million vulnerable households between April and October 2020;

•	payments in a total aggregate amount of approximately US$2.8 billion under the Emergency Family Income program, distributed among 3.0 million households between June and October 2020;

•

cash transfers for a total aggregate amount of US$1 billion distributed between August and October 2020 in 1.7 million bonuses to middle class citizens who experienced a 30% or higher reduction in income as a result of the COVID-19 outbreak; and

•	deferral and/or suspension of certain tax payments by households and enterprises for a total aggregate amount of US$3.3 billion between April and June 2020.

As of November 12, 2020, 526,438 COVID-19 infections had been recorded in Chile, of which 8,968 were active as of such date, with 1,631 new cases recorded on November 12, 2020, and 14,699 total deaths.

Social Developments

On October 18, 2020, Chile experienced a series of protests in commemoration of the first anniversary of the October 2019 protests and social unrest and in anticipation of the referendum for a new constitution held on October 25, 2020. See “Republic of Chile—Social Developments—The 2019 demonstrations” in the Annual Report.

The Chilean Constitution and Government

On October 25, 2020, Chile held a referendum whereby nearly 80% of voters opted to replace the Constitution and to have a new constitution drafted by a special constitutional convention comprised of 155 citizens to be elected in April 2021 solely for that task. According to Law No. 21,216, the constitutional convention shall be gender-equal. As of the date of this amendment to the Annual Report, there was a bill being discussed in Congress which aims to add 24 seats to the constitutional convention, which would be reserved for indigenous people.

Upon its drafting and approval by two-thirds of the constitutional convention’s members, the final draft of the new constitution will be submitted to a further public referendum expected to be held during 2022 for its approval or rejection by absolute majority vote. See “Republic of Chile—Social Developments—The 2019 demonstrations” in the Annual Report.

THE ECONOMY

Economic Performance Indicators

The following table sets forth certain macroeconomic performance indicators for the period indicated:

	Current Account (millions of US$)(1)	Real GDP Growth (in %)(2)	Domestic Demand Growth (in %)(2)
Six months ended June 30, 2020	916.3	(11.2)	(7.1)

(1)	Current account data for the period indicated.
(2)	Compared to the same period in 2019.

Source: Chilean Central Bank.

The following table sets forth changes in the Imacec, Mining Imacec and Non-mining Imacec (in each case, as defined below) for the periods indicated:

Imacec, Mining Imacec and Non-mining Imacec

(% change from same period in previous year)

	Imacec	Mining Imacec	Non-mining Imacec
2020
January	1.4	3.2	1.2
February	3.3	11.5	2.5
March	(3.5)	1.9	(4.0)
April	(14.2)	0.5	(15.6)
May	(15.2)	1.6	(16.9)
June	(12.9)	2.5	(14.5)
July	(10.7)	1.4	(12.0)
August	(11.3)	(3.4)	(12.2)
September	(5.3)	(1.9)	(5.7)

Source: Chilean Central Bank.

Gross Domestic Product

For the six months ended June 30, 2020, real GDP contracted by 7.1% compared to the same period in 2019, with the sharpest contraction experienced during the second quarter of 2020 (14.1%). This contraction was mainly due to the impact of COVID-19 on international trade, which affected demand for Chile’s exports, as well as the impact of the measures implemented to prevent the spread of COVID-19 in the manufacturing and service sectors. During that period, aggregate domestic demand decreased by 11.2%, gross fixed capital formation decreased by 7.5%, total consumption decreased by 11.4% and exports decreased by 0.9%, while imports decreased by 15.4%, in each case in real terms when compared to the same period in 2019.

The following tables present GDP and expenditures measured at current prices and in chained volume at previous period prices, each for the periods indicated:

Nominal GDP and Expenditures

(at current prices for period indicated, in billions of Chilean pesos)

	Six months ended June 30,
	2019	2020
Nominal GDP	98,511	97,823
Aggregate domestic demand	98,502	93,201
Gross fixed capital formation	20,457	20,422
Change in inventories	2,070	1,493
Total consumption	75,975	71,286
Private consumption	61,876	56,122
Government consumption	14,099	15,164
Total exports	27,208	30,478

Total imports	27,199	25,857

Net exports	9	4,621

Source: Chilean Central Bank.

Real GDP and Expenditures

(chained volume at previous period prices, in billions of Chilean pesos)

	Six months ended June 30,
	2019	2020
Real GDP	77,457	71,971
Aggregate domestic demand	78,290	69,555
Gross fixed capital formation	15,814	14,621
Change in inventories	1,784	1,185
Total consumption	60,692	53,749
Private consumption	50,307	44,075
Government consumption	10,398	9,655
Total exports	22,029	21,840

Total imports	22,997	19,467

Net exports	(968)	2,373

Source: Chilean Central Bank.

Composition of Demand

For the six months ended June 30, 2020, consumption, as a percentage of GDP and measured at current prices, decreased to 72.9% of GDP compared to 77.1% of GDP in the same period in 2019, mainly due to the impact of measures implemented to prevent the spread of COVID-19 pandemic and its effects. See “Recent Developments—Republic of Chile—Social Developments—The Outbreak of COVID-19” in the Annual Report. Gross fixed capital formation increased slightly to 20.9% of GDP in the six months ended June 30, 2020 compared to 20.8% of GDP in the same period in 2019. For the six months ended June 30, 2020, exports measured at current prices accounted for 31.2% of GDP and imports measured at current prices accounted for 26.4% of GDP compared to 27.6% and 27.6% of GDP in the same period in 2019, respectively.

The following table presents GDP by categories of aggregate demand for the periods indicated:

GDP by Aggregate Demand

(% of GDP, except as indicated)

	Six months ended June 30,
	2019	2020
Nominal GDP (in billions of Chilean pesos)	Ps. 98,511	Ps. 97,823
Domestic absorption	100.0	95.3
Total consumption	77.1	72.9
Private consumption	62.8	57.4
Government consumption	14.3	15.5
Change in inventories	2.1	1.5
Gross fixed capital formation	20.8	20.9
Exports of goods and services	27.6	31.2
Imports of goods and services	27.6	26.4

Source: Chilean Central Bank.

Savings and Investment

For the six months ended June 30, 2020, total gross savings (or domestic gross investment) increased as a percentage of GDP as a consequence of an increase in national savings.

The following table sets forth information for savings and investment for the periods indicated:

Savings and Investment

(% of GDP)

	Six months ended June 30,
	2019	2020
National savings	19.4	23.2
External savings	3.5	(0.8)

Total gross savings (or domestic gross investment)	22.9	22.4

Source: Chilean Central Bank.

Principal Sectors of the Economy

The following table presents changes in real GDP by sector for the period indicated:

Change in Real GDP by Sector

(% change from same period in previous year, except as indicated)

Six months ended June 30, 2020
Primary sector	0.9
Agriculture, livestock and forestry	(4.3)
Fishing	(6.5)
Mining	3.3
Copper	2.4
Other	13.0
Manufacturing sector	(5.7)
Foodstuffs, beverages and tobacco	(1.5)
Textiles, clothing and leather	(35.2)
Wood products and furniture	(11.9)
Paper and printing products	(2.7)
Chemicals, petroleum, rubber and plastic products	(9.3)
Non-metallic mineral products and base metal products	(9.8)
Metal products, machinery and equipment and miscellaneous manufacturing	(4.7)
Services sector	(8.3)
Electricity, oil and gas and water	(0.6)
Construction	(8.0)
Trade and catering	(14.4)
Transport	(18.8)
Communications	(1.9)
Financial services	(1.3)
Housing	(2.0)
Personal services	(19.2)
Public administration	3.3
Subtotal	(6.5)
Net adjustments for payments made by financial institutions, VAT and import tariffs	(11.3)
Total GDP	(7.1)

Real GDP (chained volume at previous year prices, in billions of Chilean pesos)	Ps.71,971

Source: Chilean Central Bank.

The following table presents the components of Chile’s nominal GDP for the periods indicated:

Nominal GDP by Sector

(% of GDP, except as indicated)

	Six months ended June 30,
	2019	2020
Primary sector	13.1	15.9
Agriculture, livestock and forestry	3.8	4.2
Fishing	0.6	0.6
Mining	8.7	11.0
Copper	7.9	10.0
Other	0.8	1.0
Manufacturing sector	10.4	10.3
Foodstuffs, beverages and tobacco	4.7	4.9
Textiles, clothing and leather	0.2	0.1
Wood products and furniture	0.6	0.5
Paper and printing products	1.0	0.8
Chemicals, petroleum, rubber and plastic products	1.9	2.1
Non-metallic mineral products and base metal products	0.4	0.4
Metal products, machinery and equipment and miscellaneous manufacturing	1.6	1.6
Services sector	68.2	66.1
Electricity, oil and gas and water	2.8	3.1
Construction	6.4	6.1
Trade and catering	11.8	10.4
Transport	5.0	4.4
Communications	2.0	1.9
Financial services	14.7	14.8
Housing	8.3	8.5
Personal services	12.4	11.9
Public administration	4.8	5.0
Subtotal	91.7	92.3
Net adjustments for payments made by financial institutions, VAT and import tariffs	8.3	7.7
Total GDP	100.0	100.0

Nominal GDP (in billions of Chilean pesos)	98,511	97,823

Source: Chilean Central Bank.

Primary Sector

The Chilean economy’s primary sector’s direct contribution to nominal GDP was 15.9% in the six months ended June 30, 2020, compared to 13.1% in the same period in 2019.

Agriculture, Livestock and Forestry

For the six months ended June 30, 2020, the agriculture, livestock and forestry sector increased by 4.3% in real terms, as compared to the same period in 2019, and accounted for 4.2% of nominal GDP, compared to 3.8% of nominal GDP during the same period in 2019.

Mining

For the six months ended June 30, 2020, the mining sector accounted for 11.0% of nominal GDP, compared to 8.7% of nominal GDP during the same period in 2019, reflecting higher copper prices. For the six months ended June 30, 2020, mining products accounted for 52.5% of Chile’s total exports, totaling approximately US$17.9 billion compared to US$17.4 billion for the same period in 2019. The increase in exports in the six months ended June 30, 2020 reflects the impact of higher prices as there was no significant variation in volumes exported (3.0 million metric tons in the six-month periods ended June 30, 2020 compared to 2.9 million metric tons in the same period in 2019, with an average price of US$2.8 per pound in the six months ended June 30, 2020 compared to an average price of US$2.5 per pound in the same period in 2019).

Manufacturing Sector

For the six months ended June 30, 2020, the manufacturing sector accounted for 10.3% of nominal GDP, compared to 10.4% of nominal GDP for the same period in 2019.

For the six months ended June 30, 2020, the manufacturing sector decreased by 5.7% in real terms, compared to the same period in 2019, due to a decrease in all output items as a result of the measures implemented to address the COVID-19 outbreak. In particular, the textiles, clothing and leather and the wood products and furniture sectors decreased by 35.2% and 11.9%, respectively, in the six months ended June 30, 2020 compared to the same period in 2019.

For the six months ended June 30, 2020, however, exports of foodstuffs, beverages and tobacco products increased to US$13.5 billion, compared to US$12.2 billion the same period in 2019.

Services Sector

Electricity, Oil and Gas and Water

For the six months ended June 30, 2020, the electricity, oil and gas and water sector accounted for 3.1% of nominal GDP, compared to 2.8% for the same period in 2019.

Construction

For the six months ended June 30, 2020, the construction sector accounted for 6.1% of nominal GDP compared to 6.4% for the same period in 2019.

Trade and Catering

For the six months ended June 30, 2020, the trade and catering sector accounted for 10.4% of nominal GDP, compared to 11.8% for the same period in 2019.

Transport

For the six months ended June 30, 2020, the transport sector accounted for 4.4% of nominal GDP, compared to 5.0% for the same period in 2019.

Communications

For the six months ended June 30, 2020, the communications sector accounted for 1.9% of nominal GDP, compared to 2.0% for the same period in 2019.

Financial Services

For the six months ended June 30, 2020, the financial services sector accounted for 14.8% of nominal GDP, compared to 14.7% for the same period in 2019.

As of June 30, 2020, according to the Ibero-American Federation of Stock Exchanges (Federación Iberoamericana de Bolsas, or FIAB), the market capitalization of the Latin American Integrated Market (Mercado Integrado Latinoamericana, or MILA) was US$627 billion.

Housing

For the six months ended June 30, 2020, the housing sector accounted for 8.5% of nominal GDP, compared to 8.3% for the same period in 2019.

Personal Services

For the six months ended June 30, 2020, the personal services sector accounted for 11.9% of nominal GDP, compared to 12.4% for the same period in 2019.

Public Administration

For the six months ended June 30, 2020, the public administration sector accounted for 5.0% of nominal GDP, compared to 4.8% in the same period in 2019.

Employment and Labor

Employment

The following table sets forth information on employment and the labor force in Chile:

Employment and Labor(1)

(in thousands of persons or percentages)

Nine months ended September 30, 2020
Nationwide:
Labor force	15,746.87
Employment	7,365.06
Participation rate (%)	53.4
Unemployment rate (%)	12.3
Santiago:
Labor force	3,320.9
Employment	2,896.1
Participation rate (%)	57.7
Unemployment rate (%)	11.5

(1)	Constitutes an average for the nine-month period ended September 30, 2020.

Source: National Statistics Institute and University of Chile surveys. Since March 2010, the National Statistics Institute survey is based on new criteria for the collection of employment data, as discussed above.

The following table presents information regarding the average percentage of the labor force working in each sector of the economy for the periods indicated:

Employment(1)

(% of total labor force employed)

Three months ended September 30, 2020
Primary sector	9.1
Agriculture, livestock and forestry and fishing	6.5
Mining	2.6
Manufacturing sector	10.7
Services sector	80.2
Electricity, oil and gas and water	1.5
Construction	7.1
Trade and catering	21.7
Transport and communications	7.9
Financial services	2.6
Community and social services(2)	39.5

Total	100.0

(1)	Constitutes an average for the three-month period ended September 30, 2020.
(2)	Includes services related to housing, professional, technical and administrative support activities, public administration and defense, education and health, among others.

Source: National Statistics Institute.

Environment

Green Financial Market

On September 25, 2020, the CMF presented its strategic plan for the financial markets to face climate change, aiming at the promotion of climate change information disclosure, the development of a green financial market and the integration of climate risks into prudential supervision. The plan includes the creation of a working group for climate change within the CMF tasked with developing a strategic climate change initiative and the participation of the CMF in the Public-Private Table of Green Finance of the Ministry of Finance and in the work carried out by the International Organization of Securities Commissions, the International Association of Insurance Supervisors, and the Network of Central Banks and Financial Supervisors to Greening the Financial System. In addition, the CMF will collaborate with other national authorities for the identification of economic activities aligned with international standards that would allow for the participation of offerors and investors in global green financial markets.

Sustainable Bond Framework

In October 2020, Chile updated its green bond framework to include the issuance of social bonds (as updated, the “Sustainable Bond Framework”) as part of its commitment to implement the United Nations Sustainable Development Goals set by the United Nations General Assembly in 2015 for the year 2030 (the “SDGs”), as well as its National Determined Contributions within the framework of the Paris Agreement on climate change, which were updated in 2020. The Sustainable Bond Framework is aligned with ICMA’s Green Bond Principles (2018), Social Bond Principles (2020) and Sustainability Bond Guidelines (2018).

The Sustainable Bond Framework contemplates that amounts equal to the proceeds of government bonds issued under such framework (the “Sustainable, Green and Social Bonds”) may be allocated to finance or refinance eligible sustainable expenditures, which may include tax expenditures (subsidies and tax exemptions), operational expenditures, investments in real assets, maintenance costs for public infrastructure, intangible assets and capital transfers to public or private entities, in one or more of the following categories: health care, employment, education, sustainable infrastructure, rural development, public transport, renewable energy, water management and agriculture. Under the Sustainable Bond Framework, social budgetary programs that qualify as eligible social expenditures target end-beneficiaries in vulnerable segments of the population, including those in poverty, people with special needs, the vulnerable elderly population and victims of human rights abuses.

Pursuant to the Sustainable Bond Framework, the Republic has established a policy to publish: (i) annual allocation reports providing a description of the eligible sustainable expenditures undertaken and the amount of budgetary resources allocated to each eligible SDG expenditure until the amount of budgetary resources expended on eligible expenditures equals the total amount of proceeds from Sustainable, Green and Social Bonds; (ii) an annual impact report on the expected social and environmental benefits, as applicable, of the selected eligible sustainable expenditures for as long as any Sustainable, Green or Social Bonds are outstanding; and (iii) an annual eligibility report on the alignment of the selected projects with the eligibility criteria established in the Sustainable Bond Framework. This reporting policy is not a contractual obligation of Chile, and Chile may decide to change its reporting policy or not comply with the policy at any time. If Chile does provide such reports, they will be published on a designated page of the Ministry of Finance’s website.

BALANCE OF PAYMENTS AND FOREIGN TRADE

Balance of Payments

Chile’s balance of payment recorded a deficit of US$4,143 million for the six months ended June 30, 2020, compared to a deficit of US$1,047 million for the same period in 2019.

Current Account

Chile’s current account recorded a surplus of US$916 million (0.8% of GDP) for the six months ended June 30, 2020, compared to a deficit of US$5.0 billion (3.5% of GDP) for the same period in 2019.

The merchandise trade surplus increased to US$8.2 billion for the six months ended June 30, 2020, from US$2.7 billion for the same period in 2019, driven by a decrease in merchandise exports (US$34.1 billion for the six months ended June 30, 2020 compared to US$35.4 billion for the same period in 2019), and a much larger decrease in merchandise imports to US$27.9 billion for the six months ended June 30, 2020, compared to US$34.7 billion for the same period in 2019, which more than offset the impact of the decrease in exports (measured in U.S. dollars).

Capital Account and Financial Account

Chile’s capital account recorded a surplus of US$0.7 million for the six months ended June 30, 2020, compared to a surplus of US$1.4 million for the same period in 2019.

The financial account registered a deficit of US$747 million (0.6% of GDP) for the six months ended June 30, 2020, compared to a deficit of US$5.3 billion (3.6% of GDP) for the same period in 2019. This decrease in the deficit was mainly due to negative net portfolio investment and negative other investments.

The following table sets forth Chile’s balance of payments for the periods indicated:

Balance of Payments

(in millions of US$)

	Six months ended June 30,
	2019	2020
Current account
Current account, net	(5,041)	916
Goods and services, net	74	5,698
Merchandise trade balance	2,683	8,164
Exports	35,429	34,117
Imports	32,746	25,953
Services	(2,609)	(2,467)
Credits	4,708	3,317
Debits	7,317	5,784
Income, net	(5,907)	(5,275)
Income from investment	(5,598)	(4,993)
Income from direct investment(1)	(5,426)	(4,872)
Abroad	2,280	1,746
From abroad	7,706	6,618
Income (loss) from portfolio investment	95	(36)
Dividends	962	1,027
Interest	(867)	(1,063)
Income (loss) from other investment	(266)	(85)
Credits	481	426
Debits	748	511
Current transfers, net	792	494
Credits	1,441	876
Debits	(649)	(382)
Capital and financial accounts
Capital and financial accounts, net	(5,300)	(746)
Capital account, net	1	1
Financial account, net	(5,301)	(747)
Direct investment, net	(3,720)	(7,370)
Direct investment abroad	2,672	2,177
Shares and other capital	1,891	562
Earnings reinvested	2,011	1,517
Debt instruments(2)	(1,230)	98
Direct investment to Chile	6,391	9,546
Shares and other capital	2,959	4,836
Earnings reinvested	2,511	2,575
Debt instruments(2)	921	2,135
Portfolio investment, net	1,361	2,385
Assets	5,225	11,812
Liabilities	3,864	9,428
Financial Derivatives, net	331	2,385
Other Investment, net(3)	(2,227)	2,046
Assets	(2,117)	4,914
Commercial credits	(952)	(217)
Loans	(229)	(207)
Currency and deposits	(936)	5,357
Other assets	—	(19)
Liabilities	110	(1,420)
Commercial credits	(1,126)	(1,469)
Loans(3)	1,246	399
Currency and deposits	(10)	(349)
Other liabilities	—	—
Assets in reserve, net	(1,047)	(4,143)
Errors and omissions, net	(261)	(4,143)
Financial account (excluding change in reserves)	(5,301)	(747)

Total balance of payments	(1,407)	(4,143)

(1)	Includes interest.
(2)	Includes trade credits, loans, currency and deposits.
(3)	Short term net flows.

Source: Chilean Central Bank.

Merchandise Trade

The primary countries of origin of Chile’s imports for the six months ended June 30, 2020 were China (which accounted for 26.3% of total imports), the United States (19.4%), Brazil (7.1%), Argentina (5.5%), Germany (4.1%) and Mexico (2.7%). The primary destinations of Chile’s exports for the six months ended June 30, 2020, were China (which received 36.8% of Chile’s total exports), the United States (13.8%), Japan (9.2%), South Korea (6.3%) and Brazil (3.8%). During the six months ended June 30, 2020, Chile’s exports to Asia as a percentage of total exports increased from 53.5% to 57.7% compared to the same period in 2019, while the proportion of Chile’s exports to North America decreased from 18.3% to 17.0%, as compared to the same period in 2019.

In the six months ended June 30, 2020, merchandise exports totaled US$34.1 billion and merchandise imports totaled US$26.0 billion. Intermediate goods, such as oil and others fossil fuels, accounted for 52.4% of total imports in the six months ended June 30, 2020 compared to 50.1% for the same period in 2019. Imports of consumer goods amounted to 25.7% of total imports in the six months ended June 30 compared to 29.0% in the same period in 2019. Imports of capital goods accounted for 21.9% of total imports for that period compared to 20.9% for the same period in 2019.

The following tables set forth information regarding exports and imports for the periods indicated:

Geographical Distribution of Merchandise Trade

(% of total exports/imports)

	Six months ended June 30,
	2019	2020
Exports (FOB)
Americas:
Argentina	0.9	0.7
Brazil	4.4	3.8
Mexico	2	1.6
United States	14.8	13.8
Other	9.1	7.9

Total Americas	31.2	27.9
Europe:
France	1.4	1.1
Germany	1.4	1.3
Netherlands	2.5	2.2
Spain	1.9	1.6
United Kingdom	1.0	0.9
Other	5.5	5.8

Total Europe	13.6	13
Asia:
Japan	9.3	9.2
South Korea	7.4	6.3
Taiwan	2.3	1.8
China	29.7	36.8
Other	4.9	3.6

Total Asia	53.5	57.7
Other:(1)	1.8	1.5

Total exports	100.0	100.0

Imports (CIF)
Americas:
Argentina	4.7	5.5
Brazil	8.1	7.1
Mexico	3.3	2.7
United States	18.8	19.4
Other	8.9	8.6

Total Americas	43.8	43.3
Europe:
France	2.3	1.6
Germany	4.1	4.1
Netherlands	0.6	0.7
Spain	2.2	2.3
United Kingdom	0.9	0.9
Other	7.0	7.8

Total Europe	17.1	17.4
Asia:
Japan	3.9	2.3
South Korea	2.2	1.7
Taiwan	0.4	0.4
China	23.7	26.3
Other	5.1	5.1

Total Asia	35.2	35.8
Other:(1)	3.9	3.5

Total imports	100.0	100.0

(1)	Includes countries in Africa, Oceania and other countries, including those in tax free zones.

Source: Chilean Central Bank.

MONETARY AND FINANCIAL SYSTEM

Monetary and Exchange Rate Policy

Monetary Policy and Interest Rate Evolution

The following table sets forth the Chilean Central Bank’s average interest rates for the six months ended June 30, 2020.

Chilean Central Bank Average Interest Rates

(in %)

	BCP(1)(3)		BCU(2)(3)
Year	5 years	10 years	5 years	10 years	TPM
2020 (through June 30)	—	—	—	—	0.50

(1)	BCP: Chilean peso-denominated Chilean Central Bank notes.
(2)	BCU: UF-denominated Chilean Central Bank notes.
(3)

BCU and BCP are part of the inflation-indexed and Chilean peso-denominated financial instruments issued by the Chilean Central Bank since September 2003. See “Monetary and Exchange Rate Policy—Monetary Policy and Interest Rate Evolution” in the Annual Report.

Source: Chilean Central Bank.

Inflation

As of September 30, 2020, the headline inflation rate stood at 3.1% (year-over-year) and the core inflation rate stood at 2.2% (year-over-year).

The following table shows changes in the Consumer Price Index (“CPI”) and the Producer Price Index (“PPI”) for the period indicated.

Inflation

(% change from same period in 2019)

	CPI	PPI(1)
Nine months ended September 30, 2020	3.1	11.32

(1)	Manufacturing, mining and electricity, water and gas distribution industries.

Sources: CPI, Chilean Central Bank. PPI, National Institute of Statistics.

Exchange Rate Policy

During the six months ended June 30, 2020, the Chilean peso has fluctuated vis-à-vis the U.S. dollar, with the Chilean peso trading at Ps.816.4/US$1.00 as of June 30, 2020, compared to Ps.679.9/US$1.00 as of June 28, 2019.

The following table shows the high, low, average and period-end Chilean peso/U.S. dollar exchange rate for the six months ended June 30, 2020.

Observed Exchange Rates(1)

(Chilean pesos per US$)

	High	Low	Average(2)	Period-End
Six months ended June 30, 2020	867.8	748.7	812.8	816.4

(1)	The table presents the high, low, average and period-end observed rates for the period.
(2)	Represents the average of average monthly rates for the period indicated.

Source: Chilean Central Bank.

International Reserves

As of June 30, 2020, gross international reserves of the Chilean Central Bank totaled approximately US$36.4 billion compared to US$39.5 billion as of June 30, 2019.

The following table shows the composition of gross international reserves of the Chilean Central Bank as of the dates indicated:

Gross International Reserves of the Chilean Central Bank

(in millions of US$)

	As of June 30,
	2019	2020
Chilean Central Bank:
Assets:
Gold	11.2	14.0
Special Drawing Rights (SDRs)	750.3	644.6
Reserve position in the IMF	376.5	565.6
Foreign exchange and bank deposits	2,086.6	805.4
Securities	36,291.8	34,360.5
Other assets(1)	—	—

Total	39,516.3	36,390.2

(1)	Includes reciprocal credit agreements with the central banks member of Latin American Integration Association’s (ALADI) Agreement of Reciprocal Payments and Credits.

Source: Chilean Central Bank.

Money Supply

The following tables set forth the monthly average monetary base and the average monetary aggregates as of the dates indicated:

Monetary Base

(in billions of Chilean pesos)

	As of June 30,
	2019	2020
Currency in circulation	6,590.0	8,527.2
Bank reserves	5,403.2	6,533.8

Monetary base	11,993.2	15,061.0

(1)	There are no demand deposits at the Chilean Central Bank.

Source: Chilean Central Bank.

As of June 30, 2020, the monetary base amounted to Ps.15,061 billion, compared to Ps.11,993 billion as of June 30, 2019. This increase in the monetary base was mainly driven by the expansionary monetary policy implemented by the Chilean Central Bank to address the economic consequences of the COVID-19 outbreak. See “Recent Developments—Republic of Chile—Social Developments—The Outbreak of COVID-19” in the Annual Report.

Monetary Aggregates

(in billions of Chilean pesos)

As of June 30, 2020
Currency in circulation	8,527.2
Demand deposits at commercial banks	42,956.3

M1(1)	51,483.4
Total time and savings deposits at banks	100,330.5
Others	2,907.7

M2(2)	154,721.7
Foreign currency deposits at Chilean Central Bank	24,944.8
Documents of Chilean Central Bank	8,633.2
Letters of Credit	278.6
Private Bonds	29,259.3
Others	46,982.1

M3(3)	264,819.7

(1)	M1: Currency in circulation plus checking accounts net of float, demand deposits at commercial banks other than the former and other than demand savings deposits.
(2)

M2: M1 plus time deposits, time savings deposits, shares of mutual funds invested in up to one-year term debt instruments and collections by saving and credit cooperatives (excluding time deposit of the mutual funds previously mentioned and of saving and credit cooperatives).

(3)

M3: M2 plus deposits in foreign currency, documents issued by the Chilean Central Bank, Chilean treasury bonds, letters of credit, commercial papers, corporate bonds, shares of the other mutual funds and shares of pension funds in voluntary savings (excluding mutual funds’ and pension funds’ investments in M3 securities).

Source: Chilean Central Bank.

The following table shows selected monetary indicators for the period indicated:

Selected Monetary Indicators

(in % change from same period in 2019)

Six months ended June 30, 2020
M1 (% change)	39.8
M2 (% change)	10.3
Credit from the financial system (% change)(1)	11.1
Average annual Chilean peso deposit rate(2)	0.6

(1)	Information as of June 30, 2020.
(2)	Represents real interest rates for a period of 90 to 365 days.

Source: Chilean Central Bank.

The following table shows liquidity and credit aggregates as of the dates indicated:

Liquidity and Credit Aggregates

(in billions of Chilean pesos)

	As of June 30,
	2019	2020
Liquidity aggregates (at period end)	11,993	15,061
Monetary base:
Currency, excluding cash in vaults at banks	6,590	8,527
M1(1)	36,833	51,483
M2(2)	140,230	154,722
M3(3)	242,550	264,820
Credit aggregates (at period end):
Private sector credit	164,280	185,087
Public sector credit	2,393	7,704

Total domestic credit(4)	147,548	132,457

Deposits(4):
Chilean peso deposits	144,719	159,649
Foreign-currency deposits	21,936	32,130

Total deposits	166,655	191,779

(1)	Currency in circulation plus Chilean peso-denominated demand deposits.
(2)	M1 plus Chilean peso-denominated savings deposits.
(3)	M2 plus deposits in foreign currency, principally U.S. dollars. Does not include government time deposits at Chilean Central Bank.
(4)	Includes capital reserves and other net assets and liabilities.

Source: Chilean Central Bank.

Financial Sector

General Overview of Banking System

The following tables provide certain statistical information on the financial system:

Chilean Financial System

(in millions of US$, except for percentages)

	As of June 30, 2020
	Assets		Loans		Deposits		Shareholders’ Equity(1)
	Amount (in millions of US$)	Market Share (%)	Amount (in millions of US$)	Market Share (%)	Amount (in millions of US$)	Market Share (%)	Amount (in millions of US$)	Market Share (%)
Domestically owned private-sector banks	350,145	85.4	221,163	86.3	166,592	83.2	23,389	88.6
Foreign- owned private-sector banks(2)	2,597	0.6	380	0.1	323	0.2	546	2.1
Private-sector total	352,741	86.0	221,543	86.5	166,915	83.4	23,936	90.7
Banco Estado	57,389	14.0	34,642	13.5	33,242	16.6	2,450	9.3

Total banks	410,131	100.0	256,185	100.0	200,158	100.0	26,386	100.0

(1)	Corresponds to the “Capital Básico.” This item included capital and reserves.
(2)

Foreign-owned subsidiaries of foreign banks are classified as domestically-owned private-sector banks. If classified as foreign-owned private-sector banks, the market share of foreign-owned private-sector banks as of June 30, 2020 would be as follows: assets: 43.7%, loans: 42.0%, deposits: 39.5% and shareholders’ equity: 43.1%, with the corresponding reduction in the market share of domestically-owned private-sector banks.

Source: CMF (as defined below).

The following tables set forth the total assets of the four largest Chilean private-sector banks, the state-owned Banco Estado and other banks in the aggregate for the periods indicated:

	As of June 30, 2020
	in billions of Chilean Pesos	Market Share (%)
Banco Santander-Chile	61.0	18.2
Banco de Chile	46.9	14.0
Banco Estado	46.1	13.8
Itaú Corpbanca	60.9	18.2
Banco de Crédito e Inversiones	39.0	11.7
Other banks	80.9	24.2

Total Banking System	334.8	100.0

Source: CMF.

Financial Portability

On June 3, 2020, Congress enacted the Ley de Portabilidad Financiera (Financial Portability Act), which aims to promote and ease financial portability for individuals and MSMEs. In particular, the Financial Portability Act facilitates and reduces costs related to the migration of financial products (such as checking accounts, credit lines, loans and credit cards) from one financial institution to another.

Capital Markets

Capital Markets Reforms

On June 15, 2020, the CMF eased the regulatory requirements for the registration of public securities with the CMF, both through permanent rules and temporary expemptions applicable through June 30, 2021, to facilitate the access by issuers to public financing amid the COVID-19 pandemic.

On October 19, 2020, Congress enacted Law No. 21,276 to, among other matters: (i) establish an automatic registration process applicable to the issuance of public securities or equity by registered companies to simplify regulatory procedures; (ii) increase Chilean Pension Funds’ investment limits in alternative assets and investment fund units; and (iii) provide that capital decreases and dividend distributions incurred by life insurance companies shall be subject to capital and solvency requirements and empower the CMF to determine certain requirements applicable to investments by life insurance companies.

Stock Exchanges

The table below summarizes the value of the main indexes of the Santiago Stock Exchange as of June 30, 2020:

Indicators for the Santiago Stock Exchange

	S&P/CLX	S&P/CLX
	IGPA(1)	IPSA(2)
As of June 30, 2020	19,969.02	3,959.02

(1)

The General Stock Price Index (Índice General de Precios de Acciones, or S&P/CLX IGPA) is an index designed to serve as a broad benchmark for the Chilean equities market. The index is designed to measure the performance of Chilean-domiciled stocks listed on the Santiago Stock Exchange that have relevant trading activity. Pension funds are not covered by the index.

(2)

The Selective Stock Price Index (Índice de Precios Selectivo de Acciones, or S&P/CLX IPSA) is an index designed to measure the performance of the largest and most liquid stocks listed on the Santiago Stock Exchange.

Source: Santiago Stock Exchange.

Institutional Investors

The following table sets forth the amount of assets of the various types of institutional investors in Chile as of the indicated dates:

Total Assets of Institutional Investors (in billions of US$)

	Pension Funds (AFPs)	Insurance Companies	Mutual Funds
As of June 30, 2019	216.3	55.9	56.9
As of June 30, 2020	198.4	50.5	52.8

(1)	Includes international investment funds.

Source: CMF (as defined below), Superintendency of Pensions.

Pension Funds and the Chilean Pension System

As of September 30, 2020, Chilean pension funds held financial assets totaling approximately US$192.4 billion in the aggregate, compared to US$214.5 billion as of December 31, 2019. This decrease was mainly due to the enactment of a pension reform law allowing account holders to exceptionally withdraw in advance up to a 10% of their savings deposited in their private pension fund accounts, within a one-year period, in order to mitigate the impact of the COVID-19 pandemic, as well as a result of the depreciation of the Chilean peso vis-à-vis the U.S. dollar. See “Republic of Chile—Social Developments—The Outbreak of COVID-19.”

PUBLIC SECTOR FINANCES

The following table sets forth a summary of public sector accounts for the six months ended June 30, 2019 and 2020 (calculated on an accrual basis and as a percentage of GDP for the periods indicated):

Public Sector Finances

(in billions of US$ and percentage of total GDP)

	Six months ended June 30,
	2019		2020
	(US$)	(%)(3)	(US$)	(%)(4)
Current Revenues and Expenditures
Revenues	31,836	21.8	28,110	19.3
Net taxes(1)	26,274	18.0	22,505	15.4
Copper revenues(2)	491	0.3	520	0.4
Social Security contributions	2,195	1.5	2,342	1.6
Donations	152	0.1	117	0.1
Real property incomes	674	0.5	813	0.6
Operational revenues	764	0.5	601	0.4
Other revenues	1,286	0.9	1,211	0.8
Expenditures	28,381	19.5	31,331	21.5
Wages and salaries	7,158	4.9	7,723	5.3
Goods and services	2,492	1.7	2,701	1.9
Interest on public debt	1,334	0.9	1,495	1.0
Transfer payments	11,766	8.1	13,021	8.9
Transfers to social security	5,578	3.8	6,318	4.3
Others	54	—	74	0.1
Capital Revenues and Expenditures
Revenues
Asset sales	7	—	5	—
Expenditures
Investment	2,316	1.6	2,035	1.4
Capital transfers	2,119	1.5	1,994	1.4

Central government balance	(973)	(0.7)	(7,245)	(5.0)

(1)	Taxes collected net of refunds.
(2)

Excludes transfers from Codelco under Law No. 13,196. This law (Ley Reservada del Cobre), which is not publicly disclosed, earmarks 10% of Codelco’s revenues from the export of copper and related byproducts for defense spending and these funds are therefore excluded from the central government’s current revenues. Defense spending is considered an extra-budgetary expense in accordance with IMF accounting guidelines. Although Congress repealed the Ley Reservada del Cobre in September 2019, the provisions of the statute continue to apply to the allocation, distribution and control of the resources associated to military projects approved before December 31, 2019.

(3)	Expressed as a percentage of GDP for the six months ended June 30, 2019.
(4)	Expressed as a percentage of GDP for the six months ended June 30, 2020.

Source: Chilean Budget Office.

Fiscal Responsibility Law

Establishment of Principles of Fiscal Policy

In October 2020, in anticipation of the projected deterioration of consumer spending and private investment following the widespread demonstrations and social unrest that began in October 2019 and the potential impact of measures implemented to prevent the spread of COVID-19 pandemic and its effects, the structural deficit goals set by the government were adjusted to achieve a structural balance deficit of 4.7% of GDP for 2021, 3.9% of GDP for 2022, 2.9% of GDP for 2023, 1.9% of GDP for 2024 and 0.9% of GDP for 2025. See “Public Sector Finances—Fiscal Responsibility Law—Establishment of Principles of Fiscal Policy” in the Annual Report.

Pension Reserve Fund

The table below sets forth the total contributions to, and total withdrawals from, the Fondo de Reserva de Pensiones (Pension Reserve Fund, or the “FRP”) during the nine months ended September 30, 2020, as well as total assets of the FRP at such date:

	Contribution (in millions of US$)	Withdrawals (in millions of US$)	Total Assets at September 30, 2020 (in millions of US$)
Nine months ended September 30, 2020	—	—	11,436.5

On October 1, 2020, the government withdrew US$1,576.5 million from the FRP to cover expenditures for state-financed minimum pensions and old-age benefits.

With the adoption of the Economic Emergency Plan in April 2020, the contribution of effective surpluses to the FRP for the remainder of 2020 and 2021 was suspended.

Economic and Social Stabilization Fund

The table below sets forth the total contribution to, and total withdrawals from, the Fondo de Estabilización Económica y Social (Economic and Social Stabilization Fund, or the “FEES”) for the nine months ended September 30, 2020, as well as total assets of the FEES at such date:

	Contribution (in millions of US$)	Withdrawals (in millions of US$)	Total Assets at September 30, 2020 (in millions of US$)
Nine months ended September 30, 2020	—	3,090.0	9,784.99

Government Expenditures

2021 Budget

On September 30, 2020, the government submitted to Congress a draft bill for the 2021 budget for the government and public sector agencies.

When submitting the budget law for each year, the Ministry of Finance sets forth certain macroeconomic assumptions used to project government revenues and fiscal deficit, among other items of the budget. These projections are updated and published quarterly in a public finances report (Informe de Finanzas Públicas, or the “IFP”). When submitting the draft bill for the 2021 budget in September 2020, the Ministry of Finance also updated the macroeconomic assumptions underlying the 2020 budget.

The following table sets forth the updated macroeconomic assumptions for 2020 and the budget assumptions for the budget bill submitted to Congress in September 2020:

2020 and 2021 Budget Assumptions for Effective Balance

	Updated 2020 Budget Assumptions(1)	2021 Budget Assumptions(2)
Real GDP growth (% change compared to the prior year)	(5.5)	5.0
Real domestic demand growth (% change compared to the prior year)	(7.7)	6.5
CPI (% change December 2019/2020 compared to December 2020/2021, as applicable)	2.8	2.3
Annual average nominal exchange rate (Ps./US$1.00)	796	766
Annual average copper price (US$ cents per pound)	270	288

(1)	Update in September 2020.
(2)	Considered for the preparation of the 2021 budget.

Source: Chilean Budget Office.

Due to the measures implemented to address the COVID-19 pandemic, projected central government revenues, when measured in constant Chilean pesos of 2020, are expected to reach Ps.38.8 billion in 2020 (a 10.6% decrease in real terms compared to 2019), and they are expected to increase by Ps.8,172 billion in 2021 (18.4% in real terms compared to the amount projected for 2020). Projected central government expenditures are expected to reach Ps.54.8 billion in 2020 (an 11.4% increase in real terms compared to 2019), and they are expected to increase by Ps.1,236 billion in 2021 (reflecting no significant variation in real terms compared to the amount projected for 2020). See “Republic of Chile—Social Developments––The Outbreak of COVID-19.” As a result, the effective deficit is expected to amount to 8.2% and 4.3% of GDP for 2020 and 2021, respectively, while the central government’s gross debt is expected to increase to 33.7% of GDP in 2020 and 36.4% of GDP in 2021.

While these projections might have been reasonable when formulated, they are subject to certain risks and uncertainties, including the potential effects of current events that are not reasonably foreseeable or known at this time, that could cause actual results to differ materially from those contemplated by these projections. Accordingly, the Republic gives no assurance that actual events will not differ materially from the information set forth above.

The 2021 Budget seeks to enhance the recovery of the economy and employment following the COVID-19 pandemic, and to meet the parameters set forth in the Framework of Understanding for an Emergency Plan for the Protection of Family Income and Economic and Employment Reactivation.

The main objectives of the 2021 Budget include:

•

Employment recovery by: (i) providing employment subsidies to be funded by the COVID-19 Fund in order to stimulate job retention, avoid layoffs of workers covered by the Employment Protection Law, and encourage the hiring of new workers; (ii) strengthening current subsidies such as the guaranteed minimum income, the youth employment subsidy, the work bonus for women, and employment training and support programs; and (iii) a 40% increase in the resources destined to the Ingreso Ético Familiar (Family Ethical Income), which provides support to families living under extreme poverty conditions.

•

Advancing public health by: (i) improving the provision of health services; and (ii) creating two extraordinary health funds; one for an estimated amount of US$200 million destined for COVID-19 vaccines; and the other for an estimated amount of US$150 million to take care of the most urgent health needs resulting from the COVID-19 pandemic.

•

Economic recovery by: (i) increasing expenditures for the development of initiatives and projects of public works, housing, education, transportation and agriculture, among others; and (ii) an increase of 5% in regional government budgets.

•

Advancing the protection of certain social segments by: (i) creating subsidies for employment and housing programs and the national service for minors; (ii) strengthening the solidarity pension system and provide public transport subsidies for the elderly; and (iii) creating programs for women (attention, protection and comprehensive reparation of violence against woman).

•

Assistance to MSMEs by: (i) supporting and promoting MSMEs programs; (ii) multiple investment initiatives that may be executed by MSMEs (such as programs for the improving of housing and neighborhoods); and (iii) a special fund for MSMEs and innovation of up to Ps.150 billion to fund extraordinary support and promotion programs for MSMEs.

Taxation

Net tax revenues totaled US$26.2 billion for the six months ended June 30, 2020, compared to US$22.5 billion for the same period in 2019.

Recent Tax Reforms

On September 2, 2020, Congress enacted legislation providing for various temporary measures of tax relief within the Emergency Plan for the Protection of Family Income and Economic and Employment Reactivation, including:

•

a temporary reduction of the corporate tax rate applicable to companies subject to the MSME tax regime from 25% to 10% for income obtained during fiscal years 2020, 2021 and 2022. These taxpayers will also benefit from a 50% temporary rate reduction of the monthly tax pre-payments during such period;

•

refund of the excess VAT credit on the acquisition of goods or use of services between July and September 2020 for entities entitled to the benefits of the MSME tax regime, provided that these entities have experienced a decrease in their income of at least 30% between the months of January and June 2020, among other requirements;

•

an automatic depreciation mechanism for all investments in fixed assets made through December 31, 2022 and an automatic amortization mechanism for certain intangible assets (such as industrial property, copyrights, and new plants);

•	deferring until January 2021 the obligation to issue electronic invoices;

•	a release from the 1% regional contribution payment applicable to projects initiated prior to December 31, 2021, which will instead be payable to the relevant region by the government; and

•

an extension of the deferral of the payment of VAT for up to three months, applicable to companies benefitting from the MSME tax regime, provided that certain requirements are met. This benefit will apply until December 31, 2021.

PUBLIC SECTOR DEBT

Debt Service and Debt Restructuring

In May 2020, the Republic issued US$1,458,000,000 aggregate principal amount of 2.450% bonds due 2031 and €500,000,000 aggregate principal amount of 1.625% bonds due 2025. The net proceeds from these offerings were used for general purposes of the government, including to fund part of the emergency relief efforts to fight the economic impact of the COVID-19 pandemic.

Total Consolidated Internal and External Debt of Non-Financial Public Enterprises

The following tables set forth the total domestic and external debt of non-financial public enterprises for the dates indicated:

Debt and Assets of Non-Financial Public Enterprises(1)

Consolidated (in millions of pesos)

As of March 31, 2020
Total financial debt	23,570,192
Financial debt, excluding debts owed to central government	23,570,192
Short-term(2)	1,872,021
Long-term(3)	21,698,171
Financial debt with central government(4)	—
Financial assets(5)	3,090,687
Net financial debt	20,479,505
Excluding central government	20,479,505

(1)

Includes Codelco, Enami, ENAP, Metro, EFE, Astilleros y Maestranzas de la Armada (Asmar), Empresa Nacional de Aeronáutica (Enaer), Casa de Moneda de Chile, Zofri S.A. and Correos de Chile; excludes Banco Estado and the Chilean Central Bank.

(2)

Includes short-term obligations with banks and financial institutions and current amounts due under long-term obligations, obligations with the public (bonds) and current amounts due to long-term credit providers.

(3)	Includes long-term obligations with banks and financial institutions, obligations with the public (bonds) and obligations owed to long-term credit providers.
(4)	Excludes tax on income and deferred taxes.
(5)	Includes cash, term deposits, net negotiable securities, financial investments in repurchase agreements.

Source: Ministry of Finance.

Net Consolidated Debt of the Chilean Central Bank and Central Government

(as a % of GDP)

As of June 30, 2020
Net consolidated debt	6.3

Source: Chilean Central Bank, Chilean Budget Office and Comptroller General of the Republic.

Net Debt of the Chilean Central Bank

(in millions of pesos)

As of June 30, 2020
Liabilities	35,305,399
Chilean Central Bank notes and bonds(1)	22,075,220
Fiscal deposits	64
Others(2)	13,230,115
Assets without subordinated debt	38,286,442
Net international reserves (in US$ million)	36,390
Others(3)	8,578,963

Total net debt without subordinated debt(1)(2)	(2,981,043)

(1)

Includes various notes and bonds of the Chilean Central Bank such as the Chilean Central Bank discountable promissory notes (PDBC), Chilean Central Bank indexed promissory notes (PRBC), Chilean Central Bank bonds in Chilean pesos (BCP), Chilean Central Bank bonds in UF (BCU), Chilean Central Bank bonds in U.S. dollars (BCD) and other instruments.

(2)	Includes other deposits and obligations, reciprocal agreements and other securities.
(3)

Includes net internal credit, excluding fiscal transfers, subordinated debt, SINAP obligations and popular capitalism, other securities from abroad, contributions to international organizations and other adjusted domestic securities.

Source: Chilean Central Bank.

Central Government Total Net Debt

(in millions of pesos, except as indicated)

As of June 30, 2020
Debt in pesos	46,891,837
External debt	380,481
Domestic debt	46,511,356
Assets in pesos	17,192,166
Assets in pesos, without public enterprises(1)	17,192,166
Chilean Central Bank deposits	—
Financial debt of public enterprises with the central government	—

Net debt in pesos(2)	29,699,671
Debt in U.S. dollars (in US$ million)	20,631
Treasury bills with the Chilean Central Bank (in US$ million)	—
External debt (in US$ million)	20,631
Assets in U.S. dollars, Chilean Central Bank deposits(3) (in US$ million)	38,002

Net debt in U.S. dollars (in US$ million)	(17,371)
Total financial debt(4)	63,734,505
Total financial assets(5)	48,215,666

Total net financial debt	15,518,838

Total net financial debt (% of GDP)	7.8

(1)	Does not include assets of the old scholarship system.
(2)	Includes CORFO.
(3)	Includes Oil Stabilization Fund, Sovereign Wealth Funds, Infrastructure Fund and governmental term deposits.
(4)	Debt in pesos plus debt in U.S. dollars (using the exchange rate at June 30, 2020).
(5)	Assets in pesos plus assets in U.S. dollars (using the exchange rate at June 30, 2020).

Source: Chilean Central Bank, Chilean Budget Office and Comptroller General of the Republic.